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March 14, 2012	TSX: TMM, NYSE.A: TGD

NEWS RELEASE

Timmins Gold Corp Announces Updated Resource Estimates for the San Francisco Gold Project

34% Increase in Inferred Resources over 2011

Vancouver, British Columbia. Timmins Gold Corp ("Timmins Gold" or the "Company") (TSX:TMM, NYSE.A:TGD) is pleased to announce an updated resource estimate for the San Francisco Gold Project in the state of Sonora, Mexico. The last update was announced on September 20, 2011.

The mineral resource estimate was audited by Micon International Limited (Micon) of Toronto, Ontario, using the Canadian Institute of Mining (“CIM”) definitions for Mineral Reserves as required by NI 43-101. The updated mineral resource for the San Francisco Project which includes the nearby La Chicharra open pit is derived from information obtained from a drill program of 370 holes of core and reverse circulation drilling totaling 85,166 metres completed between July, 2011 and November, 2011. The past producing La Chicharra open pit is located 1.5 kilometres west of the San Francisco open pit.

The drill program added 134,000 ounces of measured and indicated resources (net of depletion) and 346,000 ounces of inferred resources which represents a 34% increase to the inferred resource.

Table 1
Mineral Resource Estimate with Drill Data as of November 30th, 2011

PIT	Ore Type	Metric tonnes (1000)	Gold g/t	Contained Gold Ounces
San Francisco Pit	Measured	46,614	0.63	949,000
	Indicated	22,482	0.59	426,000
	Total Measured &
	Indicated	69,096	0.62	1,375,000
	Inferred	79,456	0.45	1,156,000
La Chicharra Pit	Measured	11,396	0.50	182,000
	Indicated	1,305	0.44	18,000
	Total Measured &
	Indicated	12,701	0.50	200,000
	Inferred	13,746	0.44	195,000
Total	Measured	58,010	0.61	1,131,000
	Indicated	23,787	0.58	444,000
	Total Measured &
	Indicated	81,797	0.60	1,575,000
	Total Inferred	93,202	0.45	1,351,000

1.	Mineral resources are based on a gold price of $1,200 per ounce
2.	An internal cutoff grade of 0.128 g/t gold was used for measured & indicated and inferred ounces
3.	The inferred resources include material outside of the pit shells. It has the potential to become additional measured and indicated resources and reserves of the San Francisco mine at a future stage.

“This is another important milestone for the Company as the updated resources continue to show that the San Francisco mine life will most certainly expand again beyond its current level. Based on the success of this drill program, the Company has restarted the drill program at San Francisco and La Chicharra, and anticipates completing an additional 100,000 metres of drilling in this program,” stated Mr. Bruce Bragagnolo, CEO of Timmins Gold Corp.

This press release was reviewed and prepared by Lawrence A. Dick, Ph.D., P.Geo., a director of the Company, who is recognized as a Qualified Person under the guidelines of National Instrument 43-101 and by Miguel Soto, P. Geo., a director and the COO of the Company. Pursuant to NI 43-101, Mr. William Lewis, B.Sc., P.Geo. and Mr. Alan San Martin, MAusIMM(CP), both of Micon International Limited are the independent Qualified Persons responsible for the mineral resource estimate.

Each of Mr. Lewis, Mr. San Martin, Mr. Dick and Mr. Soto have read and approved the contents of this news release. The mineral resource has been rounded to reflect that the numbers are estimates.

About Timmins Gold

Focused solely in Mexico, Timmins Gold Corp. is in commercial gold production at its wholly owned San Francisco gold mine in Sonora, Mexico. The mine is a past-producing open pit heap leach operation. Timmins Gold has forecast production at a rate in excess of 100,000 ounces of gold per year.

For more information, please contact:

Mr. Bruce Bragagnolo, LLB
Chief Executive Officer
Vancouver, BC, Canada
Tel: 604-638-8980
bruce@timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Mineral Reserve Estimates

Timmins is subject to the reporting requirements of the applicable Canadian securities laws, and as a result we report our mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by the SEC Industry Guide 7 (“Guide 7”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, we report “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the SEC and generally, U.S. companies are not permitted to report resources in documents filed with the SEC. As such, certain information contained in this press release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. In addition, an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and you cannot assume that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. You are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the SEC.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.